Mail Stop 4561

December 7, 2006

Edward F. Lange, Jr.
525 Market Street
4th Floor
San Francisco, CA 94105-2712

        Re: **BRE Properties, Inc.**
                Form 10-K for Fiscal Year Ended December 31, 2005
                Forms 10-Q for Fiscal Quarters Ended March 31, 2006, June 30, 2006
                and September 30, 2006
                File No. 001-14306

Dear Mr. Lange:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

      You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3413 if you have questions.

                              Sincerely,

                              Cicely LaMothe
                              Accounting Branch Chief